

January 22, 2013

<u>Via Fax</u>
Mr. Marshall D. Smith
Chief Financial Officer
Ultra Petroleum Corp.
400 North Sam Houston Parkway E., Suite 1200
Houston, Texas 77060

      Re: **Ultra Petroleum Corp.**
             Form 10-K for the Fiscal Year ended December 31, 2011
             Filed February 17, 2012
             File No. 1-33614

Dear Mr. Smith:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Karl Hiller

                        Karl Hiller
                        Branch Chief